AB 2/22

Public

[redacted]

13010159

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

[redacted]

SEC FILE NUMBER
8-68860

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AIG Global Capital Markets Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Danbury Road
(No. and Street)

Wilton	CT	06897
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerard P. Melia (212) 770-8811
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 19 2013
Washington DC
402

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerard P. Melia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AIG Global Capital Markets Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VALERIE A. DELROSARIO
NOTARY PUBLIC, STATE OF NEW YORK
NO. 02DE6082932 NY
QUALIFIED IN SUFFOLK COUNTY
COMMISSION EXPIRES 11-04-14

Valerie A. Delrosario
Notary Public

[signature]
Signature

FINOP
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AIG Global Capital Markets Securities, LLC
(A wholly owned subsidiary of AIG Markets, Inc.)

Statement of Financial Condition
December 31, 2012

pwc

AIG Global Capital Markets Securities, LLC

(A wholly owned subsidiary of AIG Markets, Inc.)

Statement of Financial Condition
December 31, 2012

AIG Global Capital Markets Securities, LLC
(A wholly owned subsidiary of AIG Markets, Inc.)
Index
December 31, 2012

	Page(s)
Independent Auditor's Report	1
Financial Statements	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3–5

pwc

Independent Auditor's Report

To the Member of
AIG Global Capital Markets Securities, LLC:

We have audited the accompanying statement of financial condition of AIG Global Capital Markets Securities, LLC (a wholly owned subsidiary of AIG Markets, Inc.), as of December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AIG Global Capital Markets Securities, LLC at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 15, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

AIG Global Capital Markets Securities, LLC
(A wholly owned subsidiary of AIG Markets, Inc.)
Statement of Financial Condition
December 31, 2012

Assets		
Cash	$	1,003,197
Prepaid expenses and other assets		117,541
Current and deferred income taxes		505,285
Total assets	$	1,626,023
Liabilities and Member's Capital		
Liabilities		
Account payable and accrued expenses	$	59,410
Total liabilities		59,410
Member's Capital		1,566,613
Total liabilities and member's capital	$	1,626,023

The accompanying notes are an integral part of the statement of financial condition.

1. Business and Organization

AIG Global Capital Markets Securities, LLC (the "Company") is a wholly owned subsidiary of AIG Markets, Inc. ("Parent"), whose ultimate parent is American International Group, Inc. ("AIG"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). On March 28, 2012 the Company obtained the membership license from FINRA. The Company is an introducing broker-dealer and does not carry customer accounts. There are no employees in the Company.

The Company maintains "Special Account for the Exclusive Benefits of Customer." This exempts the Company from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(i).

2. Significant Accounting Policies

Basis of Presentation

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash

Cash is held on deposit at a third party bank.

Due to/from Affiliates

Due to/from affiliates are comprised of balances related to transactions with the Company's affiliates which occur in the normal course of business. Such amounts are recorded net by counterparty, as appropriate. See note 4 for discussion of such transactions.

Fair Value of Financial Instruments

"Disclosures About Fair Value of Financial Instruments" requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management determines the fair value of its financial instruments in accordance with the fair value measurement provisions of "Fair Value Measurements." Management estimates that the fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximate fair values as they are short-term in nature and have insignificant risks of nonpayment.

3. Income Taxes

The Company is a disregarded entity of Parent, a member of an affiliated group which is included in the filing of the consolidated federal income tax return and combined New York State and New York City tax returns with AIG. Current income tax expense and benefit is allocated to the Company based on the Parent's statutory tax rates. The tax sharing agreement provides that Markets is allowed to utilized its own Separate Company Tax attributes to reduce its current year tax liability to AIG. In addition Parent will be reimbursed by AIG for Excess Tax Attributes, if AIG is able to utilize them to reduce Consolidated Tax Liability. Current income taxes on the Statement of Financial Condition principally represent amounts receivable or payable from/to AIG and its affiliates under the tax sharing agreement.

The primary contributors to GCMS's deferred tax asset is organization costs and net operating losses.

The Company does not have any uncertain tax positions as of December 31, 2012.

4. Related Party Transactions

In the normal course of conducting business, the Company is party to various transactions with its affiliates. All of revenue generated by the Company was derived from its affiliates. The following is a summary of those transactions.

- Administrative services and support services are provided to the Company by AIG Funding, Inc. ("AIGFI"), AIG Financial Products ("AIGFP"), AIG Asset Management (U.S.), LLC ("AMGUS") and AIG Asset Global Management Holdings Corp ("AIGGAMHC"). Administrative services include personnel, office space, data processing, communications, computer and any other support expenses for compliance, finance and operations incurred which are necessary to conduct the Company's business as a broker dealer. On February 1, 2012, the Company entered the Administrative Service and Expense Sharing Agreement (the "ESA") with the affiliates. The terms of the ESA provides for an allocation of expenses by the affiliates to the Company that equates to the proportional use of the allocated cost by the Company.

- On April 1, 2012, the Company entered into a service agreement with AIGFI. The Company acts as a placement agent in connection with the issuance and sale of short-term promissory notes and/or unsecured extendible commercial notes. The Company receives a fixed fee each quarter for services rendered irrespective of the success of the offering and/or sales of the notes or then existence of an offering. Additionally, with respect of each issuance of notes, the Company receives a variable fee from AIGFI. At December 31, 2012, The Company has no due from affiliates on the statement of financial condition associated with these services.

Due to the above affiliate transactions, the financial condition may differ from those that would have been achieved had the Company operated autonomously or as an entity independent of its affiliates.

5. Regulatory Requirements

The Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1) requires a registered broker dealer to maintain minimum net capital, as defined, of one-fifteen of aggregate indebtedness, as defined, or the minimum net capital required, whichever is greater. Additionally, the Rule 15c3-1 does not permit a first year broker dealer to have ratio of aggregate indebtedness to net capital exceeding 8 to 1 for 12 months after commencing business. At December 31, 2012, the company had net capital of $943,867, which exceeded its requirement of $7,426 by $936,441, and its ratio of aggregate indebtedness to net capital was 0:06 to 1.

6. Subsequent Event

No events have occurred subsequent to the statement of financial condition date that would require material adjustment to or disclose in the statement of financial condition through February 15, 2013.

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